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                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JUNE 2008

                       COMMISSION FILE NUMBER 2 - 68279

                              RICOH COMPANY, LTD.
                              -------------------
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

              13-1, GINZA 8-CHOME, CHUO-KU, TOKYO 104-8222, JAPAN
              ---------------------------------------------------
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [_] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Ricoh Company, Ltd.
                                 -------------------------------------------
                                 (Registrant)

Date: June 26, 2008              By:  /s/ Takashi Nakamura
                                      --------------------------------------
                                      Name: Takashi Nakamura
                                      Title: Director
                                             Corporate Excutive Vice President
                                             CHO(Chief Human Resource Officer)
                                             General Manager of Personnel
                                             Division

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(TRANSLATION)
                                                        (Securities Code: 7752)
                                                                  June 26, 2008

                             NOTICE OF RESOLUTION
             AT THE 108TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder,

Ricoh Company, Ltd. hereby informs you of the reports submitted and resolutions reached at its 108th Ordinary General Meeting of Shareholders.

                                                  Yours faithfully,

                                                  Shiro Kondo,
                                                  Representative Director,
                                                  President and Chief Executive
                                                  Officer
                                                  Ricoh Company, Ltd.
                                                  1-3-6 Nakamagome, Ohta-ku,
                                                  Tokyo

REPORTED ITEMS

    1. The Business Report, Consolidated Financial Statements and the results of auditing consolidated financial statements by account auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) were reported.

    2. The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2008 (from April 1, 2007 to March 31, 2008) were reported.

RESOLVED ITEMS

    Agenda 1:    Appropriation of retained earnings - Approved as proposed.
                 (The fiscal year-end dividend is Yen 17 per share.)

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    Agenda 2:    Election of eleven (11) Directors - Approved as proposed, with the reelection and reappointment of Messrs. Masamitsu Sakurai, Shiro Kondo, Koichi Endo, Katsumi Yoshida, Masayuki Matsumoto, Takashi Nakamura, Kazunori Azuma, Zenji Miura, Kiyoshi Sakai, Takaaki Wakasugi and Takuya Goto. All of them have assumed their respective offices.
                     Messrs. Takaaki Wakasugi and Takuya Goto are Outside
                 Directors.

    Agenda 3:    Election of two (2) Corporate Auditors - Approved as proposed, with the reelection and reappointment of Mr. Kohji Tomizawa and the new election and appointment of Mr. Takao Yuhara. Both of them have assumed their respective offices.
                     Mr. Takao Yuhara is an Outside Corporate Auditor.

    Agenda 4:    Election of one (1) Substitute Corporate Auditor - Approved as
                 proposed, with the new election and appointment of Mr. Kiyohisa Horie.
                     Mr. Kiyohisa Horie is a Substitute Corporate Auditor for
                 Outside Corporate Auditor.

    Agenda 5:    Payment of bonuses to Directors - Approved as proposed, with the resolution that the total amount of bonuses to Directors of Yen 173.4 million be paid to the incumbent nine
                 (9) Directors (excluding Outside Directors) as of the end of the fiscal year under review.

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                             PAYMENT OF DIVIDENDS

It was resolved at the meeting to pay a fiscal year-end dividend of Yen 17 per share (Yen 33 for the full fiscal year). Please review the enclosed fiscal year-end dividend warrant to receive the dividend payment.

   If you specified to receive payment by bank transfer, we will send you a dividend account statement and a remittance notice.

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                                   APPENDIX

1. REPRESENTATIVE DIRECTORS AND DIRECTORS

The Company's Directors as of June 26, 2008 are as follows:

             Representative Director:           Masamitsu Sakurai
             Representative Director:           Shiro Kondo
             Director:                          Koichi Endo
             Director:                          Katsumi Yoshida
             Director:                          Masayuki Matsumoto
             Director:                          Takashi Nakamura
             Director:                          Kazunori Azuma
             Director:                          Zenji Miura
             Director:                          Kiyoshi Sakai
             Director:                          Takaaki Wakasugi
             Director:                          Takuya Goto

Note: Messrs. Takaaki Wakasugi and Takuya Goto are Outside Directors.

2. CORPORATE AUDITORS

The Company's Corporate Auditors as of June 26, 2008 are as follows:

             Corporate Auditor (Full-time):      Kohji Tomizawa
             Corporate Auditor (Full-time):      Shigekazu Iijima
             Corporate Auditor:                  Kenji Matsuishi
             Corporate Auditor:                  Takao Yuhara

Note: Messrs. Kenji Matsuishi and Takao Yuhara are Outside Corporate Auditors.

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[REFERENCE]

3. EXECUTIVE OFFICERS

The Company's Executive Officers as of June 26, 2008 are as follows:

Chairman                                     Corporate Vice Presidents
       Masamitsu Sakurai                            Kiyoto Nagasawa
                                                    Yutaka Ebi
President and Chief Executive Officer               Hiroo Matsuda
       Shiro Kondo                                  Mitsuhiko Ikuno
                                                    Sadahiro Arikawa
Deputy Presidents                                   Daisuke Segawa
       Koichi Endo                                  Hisashi Takata
       Katsumi Yoshida                              Kenichi Matsubayashi
                                                    Soichi Nagamatsu
Corporate Executive Vice Presidents                 Kazuhiro Yuasa
       Masayuki Matsumoto                           Yohzoh Matsuura
       Takashi Nakamura
       Kazunori Azuma                        Group Executive Officers
       Zenji Miura                                  Makoto Hashimoto
       Kiyoshi Sakai                                Yuji Inoue
                                                    Hideko Kunii
Corporate Senior Vice Presidents                    Shiroh Sasaki
       Kazuo Togashi                                Hiroshi Tsuruga
       Terumoto Nonaka                              Kohji Sawa
       Etsuo Kobayashi                              Norihisa Goto
       Haruo Nakamura                               Shunsuke Nakanishi
       Kenji Hatanaka                               Yoshihiro Niimura
       Hiroshi Kobayashi                            Michel De Bosschere
       Susumu Ichioka                               Toshiaki Katayama
       Yoshimasa Matsuura                           Kunihiko Satoh
       Norio Tanaka
       Hiroshi Adachi
       Kenichi Kanemaru